UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Nevada	85-3754960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119

(Full mailing address of principal executive offices)

(866) 795-7558

(Issuer's telephone number, including area code)

Notes

(Title of each class of securities issued pursuant to Regulation A)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of and for the six months ended June 30, 2026, included in Item 3 of this Semiannual Report.

Overview

Connect Invest II LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). The Company permits qualified borrowers, whose financing needs typically cannot be satisfied by conventional mortgage lenders, to access real estate-related commercial loans. As part of the operation of the platform, the Company verifies the identity of borrowers, obtains borrower credit profiles, screens borrowers for eligibility and facilitates the origination of loans through its arrangement with Ignite, which also services the loans.

The Company was organized in Nevada in October 2020 and has a limited operating history. The Company offers promissory notes (the “Notes”) in series, each with a different interest rate and maturity. Ignite originates all of the real estate loans funded with the proceeds of the Notes.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies of the Company. These policies are important to understanding the Company’s results because they require significant management judgment and assumptions, involve estimates about matters that are inherently uncertain, and have a material effect on the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ materially from those estimates under different assumptions or conditions, and companies in similar businesses may use different estimates, which may limit the comparability of results. The most significant estimate is the allowance for credit losses on loans receivable (see Note 1 to the financial statements).

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes. Interest income on loans is accrued and recorded in the statement of operations as earned. A loan is placed on non-accrual status when any scheduled payment of principal or interest is ninety days past due, or earlier if collectability is in doubt. When a loan is placed on non-accrual status, accrued but unpaid interest is reversed, and subsequent interest is recognized only after principal has been reduced to an amount considered collectible. A loan is returned to accrual status when principal and interest are current and timely collection of the full amount is expected.

Results of Operations

As of June 30, 2026, the Company had $37,636,353 of Notes outstanding ($31,465,357 at December 31, 2025) and had $37,455,060 of real estate loans receivable before the allowance for credit losses ($30,741,344 at December 31, 2025). All proceeds from the sale of Notes are used to fund real estate loans. The Company derives its revenue from interest on real estate loans held for investment. The Company is currently conducting an offering of up to $75 million in aggregate principal amount of Notes: (1) Series A Notes with a six-month maturity, (2) Series B Notes with a twelve-month maturity and (3) Series C Notes with a twenty-four-month maturity. The Company has ceased offering the Series A Notes; all Notes outstanding at June 30, 2026 are twelve- and twenty-four-month Notes.

The following discussion compares the six months ended June 30, 2026 with the six months ended June 30, 2025.

Revenue

Revenue increased $674,331 to $1,823,629 for the six months ended June 30, 2026, as compared to $1,149,298 for the six months ended June 30, 2025. The increase was primarily due to the larger portfolio of real estate loans funded with the proceeds of Note sales; loans receivable grew from $26.3 million at June 30, 2025 to $37.5 million at June 30, 2026.

Cost of Revenue

Cost of revenue, consisting of interest expense on the Notes and the provision for credit losses, increased $478,631 to $1,437,628 for the six months ended June 30, 2026, as compared to $958,997 for the six months ended June 30, 2025. Interest expense on the Notes increased $469,140 to $1,370,491 as a result of the higher average balance of Notes outstanding, and the provision for credit losses was $67,137 compared to $57,646.

Operating Expenses

Asset management fees paid to Connect Invest, LLC were $171,978 for the six months ended June 30, 2026, compared to $99,569 for the six months ended June 30, 2025, reflecting the higher balance of Notes outstanding. Professional fees were a net credit of $17,590 for the six months ended June 30, 2026, reflecting the reversal of professional fees accrued in the prior year in excess of the amounts billed, compared to expense of $51,465 for the six months ended June 30, 2025.

Net Income

Net income increased $192,787 to $234,838 for the six months ended June 30, 2026, as compared to $42,051 for the six months ended June 30, 2025, primarily due to higher net interest income from the larger loan portfolio.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its operations. As of June 30, 2026, the Company had $37,636,353 in aggregate principal amount of Notes outstanding, and its operating assets consisted of $523,309 of cash and $37,455,060 of real estate loans receivable ($36,442,160 net of the allowance for credit losses).

Of the Notes outstanding at June 30, 2026, $6,889,415 mature during the remainder of 2026, $20,152,893 in 2027 and $10,594,045 in 2028 (see Note 3). The Company expects to fund Note maturities from repayments of real estate loans, the sale of new Notes and reinvestment by existing Note holders. During the six months ended June 30, 2026, the Company received $16,607,260 from the sale of Notes and paid $10,010,997 on the redemption of Notes, and funded $6,713,716 of real estate loans, net of loan repayments.

The Company may, from time to time, incur indebtedness in order to make loans to borrowers in connection with real estate loans originated by Ignite. Under the Company’s operating agreement, the Company’s member is required to contribute capital to fund the costs of the offering of the Notes.

We believe the near- and intermediate-term market for the origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. With a significant volume of real estate loans maturing, the demand for refinancing over the next several years is expected to exceed the capacity of traditional lenders, creating opportunities to provide homebuilders and developers with alternative sources of capital on favorable terms.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONNECT INVEST II LLC

JUNE 30, 2026

TABLE OF CONTENTS

Balance Sheets as of June 30, 2026 and December 31, 2025

Statements of Operations and Member’s Deficit for the Six Months Ended June 30, 2026 and 2025

Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025

Notes to Financial Statements

CONNECT INVEST II LLC

BALANCE SHEETS

JUNE 30, 2026 AND DECEMBER 31, 2025

(Unaudited)

	June 30, 2026	December 31, 2025
ASSETS
Cash	$523,309	$814,405
Loans Receivable, net of allowance for credit losses	36,442,160	29,795,581
Interest Receivable	313,891	289,610
Due from Connect Invest, LLC	158,604	9,549
TOTAL ASSETS	$37,437,964	$30,909,145

LIABILITIES AND MEMBER’S DEFICIT
Liabilities
Accounts Payable	$—	$68,912
Interest Payable	141,072	228,810
Notes Payable – current portion	17,741,754	16,927,321
Notes Payable – noncurrent portion	19,894,599	14,538,036
Due to Connect Invest, LLC	95,457	—
Total Liabilities	37,872,882	31,763,079

MEMBER’S DEFICIT	(434,918)	(853,934)

TOTAL LIABILITIES AND MEMBER’S DEFICIT	$37,437,964	$30,909,145

See accompanying notes to financial statements.

CONNECT INVEST II LLC

STATEMENTS OF OPERATIONS AND MEMBER’S DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
REVENUE
Interest income from loans	$1,823,629	$1,149,298
Total Revenue	1,823,629	1,149,298

COST OF REVENUE
Interest expense on note payables	1,370,491	901,351
Net Interest Income	453,138	247,947
Less: Provision for credit losses	(67,137)	(57,646)
Net interest income after provision for credit losses	386,001	190,301

EXPENSES
Asset management fees	171,978	99,569
Professional fees	(17,590)	51,465
Total Expenses	154,388	151,034

Other income	3,225	2,784

NET INCOME	$234,838	$42,051

Member’s Deficit – Beginning of Period	(853,934)	(28,676)
Prior period adjustment	310,188	—
Net income (loss)	234,838	42,051
Distributions, net of contributions	(126,010)	(91,426)
MEMBER’S DEFICIT – End of Period	$(434,918)	$(78,051)

See accompanying notes to financial statements.

CONNECT INVEST II LLC

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
OPERATING ACTIVITIES
Net income (loss)	$234,838	$42,051
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	67,137	57,646
Changes in operating assets and liabilities:
Due from Connect Invest, LLC	(149,055)	72,568
Interest receivable	(24,281)	(96,083)
Accounts payable	(68,912)	10,100
Due to Connect Invest, LLC	(19,623)	88,413
Interest payable	(87,737)	70,673
Total adjustments	(282,471)	203,317
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(47,633)	245,368

INVESTING ACTIVITIES
Purchases of loans, net of loan redemptions	(6,713,716)	(11,185,775)
NET CASH USED IN INVESTING ACTIVITIES	(6,713,716)	(11,185,775)

FINANCING ACTIVITIES
Proceeds from sales of note payables	16,607,260	17,404,352
Payments on redemptions of note payables	(10,010,997)	(6,971,429)
Member contributions (distributions), net	(126,010)	(91,426)
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,470,253	10,341,497

NET INCREASE (DECREASE) IN CASH	(291,096)	(598,910)
CASH – Beginning of period	814,405	817,591
CASH – End of period	$523,309	$218,681

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$1,458,228	$830,677
NON-CASH FINANCING ACTIVITIES
Prior period adjustment to note payables and due to Connect Invest, LLC	$310,188	$—

See accompanying notes to financial statements.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2026

(Unaudited)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Connect Invest II LLC (hereinafter, the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Interim Financial Statements: The accompanying financial statements are unaudited and have been prepared by management from the Company’s general ledger. In the opinion of management, they include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented. Results for the six months ended June 30, 2026 are not necessarily indicative of results for the full year. Amounts for the six months ended June 30, 2025 are as previously reported in the Company’s Semiannual Report on Form 1-SA.

Liquidity: Management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statements through repayments of loans receivable, the sale of Notes and financing provided by the Company’s member.

Business Description: The Company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of Accounting: The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue Recognition: The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis. The Company had $37,455,060 in loans receivable, through trust deeds at Ignite Funding, LLC, on June 30, 2026. Interest income earned totaled $1,823,629 for the six months ended June 30, 2026.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Credit Losses: The Company made the accounting elections of ASC 326-20-30-5A and ASC 326-20-35-8A. At the class of financing receivable level, the Company elected to write off the uncollected accrued interest receivable balance by reversing interest income in a timely manner and not to measure any allowance for credit losses for accrued interest receivables.

Fair Value: The carrying amounts of cash, loans receivable, note payables, amounts due to and from Connect Invest, LLC and accounts payable approximate fair value due to the short maturity of those instruments.

Organization: The Company is organized as a limited liability company with a single class of membership interests, all of which are held by Connect Invest, LLC (the Member). The Member is not liable for the debts, obligations, or liabilities of the Company.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loan Portfolio: The Company participates, as an investor, in collateralized short-term real estate loans that are generally due within one to two years. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Investment Focus: The Company invests in first position trust deeds with Ignite Funding, LLC (Ignite).

The Company estimates expected credit losses using the historical loss experience of loans originated by Ignite, which have similar risk characteristics to the Company’s portfolio, together with the loss rates of comparable financial institutions, the current status of each loan (including loans in forbearance, foreclosure or real estate owned status), loan-to-value ratios and reasonable and supportable forecasts. Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates.

The allowance for expected credit losses at June 30, 2026 totaled $1,012,900, representing 2.70% of the amortized cost basis of the loan portfolio (3.08% at December 31, 2025). The following is an analysis of the allowance for credit losses for loans receivable:

	June 30, 2026	December 31, 2025
Balance at beginning of period	$945,763	$78,786
Provision for credit losses	67,137	866,977
Loans charged off, net of recoveries	—	—
Balance at end of period	$1,012,900	$945,763

The Company similarly analyzes credit risk between commercial and residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company for further review in its internal analysis. The Company reviews the loan-to-value and loan-to-cost ratios provided in the underwritten documents, and these ratios are taken into consideration in the internal analysis. The Company does not use credit quality indicators. If there is a problem in relation to a loan or a borrower, Ignite will notify the Company immediately. Whether a loan is past due is determined by the individual loan documents, which contain specific parameters agreed to by the borrower; if a payment is not made when due under the terms of the agreement, the loan is placed in past due status.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable and has elected to write off uncollectible accrued interest receivable by reversing interest income or recognizing credit loss expense or a combination of both.

As of June 30, 2026, the amount of loans receivable in default was $1,577,389.

Credit Risk Concentration: The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At June 30, 2026, the Company’s uninsured cash totaled $273,309.

Note Payables: Note payables are recorded at their outstanding principal balance and categorized based on their respective maturity dates.

Tax Status: The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s income tax return each year as earned, and thus the Company pays no federal income tax itself. Management has concluded that there are no uncertain tax positions requiring recognition.

Recent Accounting Pronouncements: Management does not believe that any recently issued, but not yet effective, accounting standards would have a material effect on the accompanying financial statements.

NOTE 2 – LOANS RECEIVABLE

The Company records its investments in loans receivable at amortized cost. At June 30, 2026, the Company held 201 loan participations with 61 borrowers. The interest rates range from 10.75% to 12.75% (weighted average 11.78%). The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. Except for the defaulted loans disclosed in Note 1, no loans were past due or not accruing interest as of June 30, 2026.

June 30, 2026
Commercial	18,994,671
Residential	18,460,389
Loans receivable	37,455,060
Less: allowance for credit losses	(1,012,900)
Loans receivable, net	36,442,160

Loans are secured by real estate located primarily in Nevada (37%), Utah (21%), Arizona (17%) and Colorado (12%). The largest borrower relationship represented 10.4% of loans receivable, and the five largest borrower relationships together represented 32.1% of loans receivable at June 30, 2026.

NOTE 3 – NOTE PAYABLES

Note payables consist of twelve and twenty-four month notes with interest rates ranging from 8.0% to 9.0%. The payments on the note payables are interest only with a balloon payment of principal payable in full at the end of the term of the note. As of June 30, 2026, the balance of note payables totaled $37,636,353 ($31,465,357 at December 31, 2025). The scheduled maturities of note payables as of June 30, 2026 are as follows:

Maturity Year	Amount
2026 (July 1 – December 31)	$6,889,415
2027	20,152,893
2028	10,594,045
Thereafter	—
Total	$37,636,353

The balance of note payables by note type as of June 30, 2026 is as follows:

Note Type	Interest Rate	Amount
12 month Notes Payable	8.0%	$9,267,401
24 month Notes Payable	9.0%	28,368,952
Total		$37,636,353

The interest rates by note payables are as follows:

Note Type	Issued in 2024 Interest Rate	Issued in 2025 Interest Rate	Issued in first six months of 2026 Interest Rate
3-Month	N/A	N/A	N/A
6-Month	7.5%	7.5%	N/A
9-Month	N/A	N/A	N/A
12-Month	8.0%	8.0%	8.0%
24-Month	9.0%	9.0%	9.0%

Note payables are presented on the balance sheet as a current portion of $17,741,754 and a noncurrent portion of $19,894,599, as classified in the Company’s general ledger. Interest expense on note payables was $1,370,491 for the six months ended June 30, 2026, and interest payable was $141,072 at June 30, 2026.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC (Ignite), a related party. As of June 30, 2026, the Company had $37,455,060 in loans receivable serviced by Ignite. Borrower payments are remitted by Ignite to the Company through Connect Invest, LLC.

Effective June 1, 2025, the Company appointed Connect Invest, LLC (the Company’s parent entity, which was previously Connect Invest Corporation) as its manager. Connect Invest, LLC, the Company’s sole member, and iManagement Group, LLC are affiliates and share the same management team. The Company pays Connect Invest, LLC an asset management fee equal to one-twelfth of 1% of the aggregate principal amount of Notes outstanding, payable monthly (1.00% per annum). For the six months ended June 30, 2026, the Company incurred asset management fees of $171,978, all of which were paid or payable to Connect Invest, LLC For the six months ended June 30, 2025, the Company paid total management fees of $99,569, of which $79,634 was paid to iManagement Group, LLC for services rendered from January through May 2025 and $19,935 was paid to Connect Invest, LLC for services rendered in June 2025.

Connect Invest, LLC administers the Connect Invest platform and processes Note subscriptions, Note principal and interest payments, loan fundings and loan collections on the Company’s behalf. The resulting balances are non-interest bearing and are settled in the ordinary course of business. At June 30, 2026, the Company had amounts due from Connect Invest, LLC of $158,604 ($9,549 at December 31, 2025) and amounts due to Connect Invest, LLC of $95,457 ($0 at December 31, 2025). Distributions to the Member, net of contributions, were $126,010 for the six months ended June 30, 2026.

NOTE 5 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 23, 2026, the date that the financial statements were available to be issued.

Of the $6,889,415 of note payables scheduled to mature in 2026, principal of $1,784,308 was repaid to investors from July 1, 2026 through September 23, 2026.

From July 1, 2026 through September 11, 2026, the Company acquired 35 new loan participations totaling approximately $5,488,672, and 27 participations held at June 30, 2026 with a principal balance of approximately $2,956,593 were repaid. Loans receivable per the servicer’s records totaled approximately $42,493,961 in September 2026.

On July 16, 2026, the Arkansas Securities Department entered a consent order with the Company and Connect Invest III LLC relating to the late filing of notices for their Regulation A Tier 2 offerings in that state.

No other events have occurred that would require recognition or disclosure in these financial statements.

ITEM 4. EXHIBITS

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*

_________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONNECT INVEST II LLC

By: /s/ Todd B. Parriott

Name: Todd B. Parriott

Title: Chief Executive Officer

Las Vegas, Nevada

September 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Todd B. Parriott	Chief Executive Officer (Principal Executive Officer)	September 30, 2026
Todd B. Parriott

/s/ Mason Weiler	Vice President – Accounting (Principal Financial Officer and Principal Accounting Officer)	September 30, 2026
Mason Weiler